

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2010

Howard Bouch
Secretary, CFO and Director
UTEC, Inc.
7320 Indian Creek Lane
Suite 201
Las Vegas, Nevada 89149

> **Re:** **UTEC, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on August 2, 2010**
> **File No. 000-53241**

Dear Mr. Bouch:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that one of the purposes of your Special Meeting of Stockholders is to amend your articles of incorporation to change your name in connection with the proposed exchange transaction with Jett Rink Oil, LLC and Bill Herndon. Please expand your disclosure to provide information relating to the proposed exchange transaction, including the information required by Items 11, 13 and 14 of Schedule 14A. Refer to Note A of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or Craig Slivka, Special Counsel, at 202-551-3729 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mark Lee, Esq. (*via facsimile at* (916) 448-1709)
        Greenberg Traurig, LLP
        1201 K Street
        Suite 1100
        Sacramento, CA 95814